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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 PACIFICNET INC.
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                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
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                         (Title of Class of Securities)

                                    69511V207
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                                 (CUSIP Number)

              ROOM 3714, HONG KONG PLAZA, 188 CONNAUGHT ROAD WEST
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  JULY 29, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 5 Pages)



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CUSIP No. 449-629-10-4             13D                        Page 2 of 9 Pages

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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Kin Shing LI
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)
                                                                        (b)
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3       SEC USE ONLY

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4       SOURCE OF FUNDS*
        PF
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)

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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Hong Kong SAR, People's Republic of China
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               7.   SOLE VOTING POWER
  NUMBER OF         1,150,000
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER
 OWNED BY           0
    EACH       -----------------------------------------------------------------
  REPORTING    9.   SOLE DISPOSITIVE POWER
   PERSON           1,150,000
    WITH       -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    0
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,150,000
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     14.8%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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                                                               Page 3 of 9 Pages

Item 1. Security and Issuer.

         This statement relates to the common stock, par value $0.0001 per share (the "Common Stock") of PacificNet Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at Room 3714, Hong Kong Plaza, 188 Connaught Road West, Hong Kong.

Item 2. Identity and Background.

(a)      This statement is filed by Kin-Shing Li ("Mr. Li").

(b) The business address for Mr. Li is Room 3813, Hong Kong Plaza, 188 Connaught Road West, Hong Kong.

(c)      Mr. Li is the Chairman and founder of International Elite Limited
         (IEL), a corporation organized under the laws of the Cayman Islands having its principal place of business at Room 3813, Hong Kong Plaza, 188 Connaught Road West, Hong Kong.

(d) Mr. Li has not, within the last five years, been convicted in any criminal proceeding.

(e) Mr. Li has not, within the last of five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Li is a citizen of the People's Republic of China with permanent residence in the Hong Kong Special Administrative Region.

Item 3. Source and Amount of Funds or Other Consideration.

         Pursuant to a purchase agreement, dated July 29, 2003, Mr. Li purchased 1,150,000 shares of the Company's Common Stock in a private transaction with a stockholder of the Company for an aggregate amount of $4,600,000, reflecting a sale price of $4.00 per share.

         The funds used in the purchase of the securities to which this statement relates were personal funds of Mr. Li and were not borrowed or otherwise obtained from any other person, natural or legal.

Item 4. Purpose of Transaction.

         Mr. Li has acquired the securities of the Company for investment purposes. While he may acquire additional securities, or dispose of securities, of the Company from time to time in the open market, in privately negotiated transactions with third parties or otherwise, he has no current plans to do so. He has, however, participated in the development of the proposal for the formation of the joint venture described under Item 6 below, which, if approved by the shareholders of the Company, would involve the issuance of additional securities of the Company.



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                                                               Page 4 of 9 Pages

Item 5. Interest in Securities of the Issuer.

(a) Mr. Li is the beneficial owner of the securities to which this statement relates, namely 1,150,000 shares in the common stock of the Company, which represents approximately 14.8% of the outstanding common stock assuming exercise of all outstanding options and warrants. He is not the beneficial owner of any other securities of the Company.

(b) Mr. Li has sole voting power and dispositive power over the shares described in Item 5(a) above.

(c) Mr. Li has not, during the past 60 days, effected any transactions in the common stock of the Company other than the purchase of the shares described in Item 5(a) above.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares described in Item 5(a) above.

(e)      Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         In connection with his purchase of the shares described in Item 5(a) above, Mr. Li entered into a Stock Purchase Agreement with the seller, Sino Mart Management Limited, dated July 29, 2003, containing customary representations and warranties.

         In his capacity as a shareholder of International Elite Limited ("IEL"), Mr. Li is also a party to an Equity Joint Venture Contract dated December 20, 2002 with PacificNet Management Limited, a wholly-owned subsidiary of the Company ("PML"), to which agreement certain other shareholders of IEL are also parties. Under the provisions of that agreement, which by its terms is subject to and conditioned upon the approval of the Company's shareholders, the Company would issue 34,000,000 shares of its common stock to a joint venture entity, 50.1% of the equity in which would be owned by PML.

Item 7. Materials to be Filed as Exhibits.

         Exhibit 1. Stock Purchase Agreement



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                                                               Page 5 of 9 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   August 4, 2003
         Hong Kong

                                             By: /s/ Kin-Shing Li
                                                 -------------------------------
                                                 Name: Kin-Shing Li



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                                                               Page 6 of 9 Pages

         EXHIBIT 1. Stock Purchase Agreement

                                    EXHIBIT 1

                            STOCK PURCHASE AGREEMENT

         THIS STOCK PURCHASE AGREEMENT (the "Agreement") is made as of 29 July, 2003, by and between LI Kin Shing ("Purchaser"), Sino Mart Management Limited, a British Virgin Islands corporation (the "Seller").

                                    RECITALS

         WHEREAS, the Seller desires to sell, and Purchaser desires to purchase, 1,150,000 shares of common stock of Pacificnet Inc. (the "Company") from Seller for the consideration and on the terms set forth in this Agreement.

         NOW THEREFORE, in consideration of the terms and conditions contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties, intending to be legally bound hereby, agree as follows:

                      SALE AND TRANSFER OF SHARES; CLOSING

         THE SHARES. Subject to the terms and conditions hereof, the Seller agrees to sell to Purchaser, and Purchaser agrees to purchase, 1,150,000 shares of the Company's common stock, par value $ .0001 (the "Shares") at a price of $4.00 per share (aggregating $4,600,000 (the "Purchase Price")) .

         CLOSING. The purchase and sale (the "Closing") provided for in this Agreement will take place within sixty (60) days after the execution of this Agreement or at such other time and place as the parties may agree (the "Closing Date").

         CLOSING OBLIGATIONS. At the Closing, each Seller will deliver to Purchaser certificates representing the Shares, duly endorsed (or accompanied by duly executed stock powers). Also at the Closing, Purchaser shall pay the Purchase Price to Seller by wire transfer or certified check.

                    REPRESENTATIONS AND WARRANTIES OF SELLER

         The Seller represents and warrants to Purchaser that the following statements are true, correct and complete as of the date hereof and the Closing
Date:

         LEGAL CAPACITY AND AUTHORITY. The Seller has the full legal capacity and authority to enter into this Agreement and to sell the Shares as contemplated hereunder.

         LIENS AND ENCUMBRANCES. The Shares to be sold by the Seller hereunder are free and clear of all liens, claims and encumbrances.

         AUTHORIZATION. All individual action on the part of Seller necessary for (a) the authorization, execution, delivery and performance of this Agreement by Seller, and (b) the performance of all of Seller's obligations hereunder has been taken. This Agreement is a valid, legal and binding obligation of Seller, enforceable according to its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization or other similar laws of general application relating to or affecting the enforcement of creditor rights, (ii) laws and judicial decisions regarding indemnification for violations of federal securities laws, and (iii) the availability of specific performance or other equitable remedies.



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                                                               Page 7 of 9 Pages

         INVESTMENT REPRESENTATIONS.

                  Seller (i) is an "accredited investor," as that term is defined in Regulation D under the Securities Act of 1933, as amended (the "Securities Act"); (ii) has such knowledge, skill and experience in business and financial matters, based on actual participation, that it is capable of evaluating the merits and risks of an investment in the Company and the suitability thereof as an investment for Seller; (iii) has received such documents and information as it has requested and has had an opportunity to ask questions of representatives of the Company concerning the terms and conditions of the investment proposed herein, and such questions were answered to the satisfaction of Seller; and (iv) is in a financial position to hold the Shares indefinitely and is able to bear the economic risk and withstand a complete loss of its investment in the Company.

                  Seller is acquiring the Shares for investment for its own account and not with a view to, or for resale in connection with, any distribution thereof.

                  Seller understands that the Shares have not been registered under applicable state or federal securities laws. Seller acknowledges that by virtue of the provisions of certain rules respecting "restricted securities" promulgated by the Securities and Exchange Commission, the Shares will be required to be held indefinitely, unless and until registered under the Securities Act and applicable state securities laws, or unless an exemption from the registration requirements of the Securities Act and applicable state securities laws is available, in which case Seller may still be limited as to the number of Shares that may be sold.

         BROKERS OR FINDERS. Seller has incurred no obligation or liability, contingent or otherwise, for brokerage or finders' fees or agents' commissions or other similar payment in connection with this Agreement.

                   REPRESENTATIONS AND WARRANTIES OF PURCHASER

         Purchaser represents and warrants to Seller that the following statements are true, correct and complete as of the date hereof and the Closing
Date:

         LEGAL CAPACITY AND AUTHORITY. Purchaser has the full legal capacity and authority to enter into this Agreement and to purchase the Shares as contemplated hereunder.

         AUTHORIZATION. All individual action on the part of Purchaser necessary for (a) the authorization, execution, delivery and performance of this Agreement by Purchaser, and (b) the performance of all of Purchaser's obligations hereunder has been taken. This Agreement is a valid, legal and binding obligation of Purchaser, enforceable according to its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization or other similar laws of general application relating to or affecting the enforcement of creditor rights, (ii) laws and judicial decisions regarding indemnification for violations of federal securities laws, and (iii) the availability of specific performance or other equitable remedies.

         INVESTMENT REPRESENTATIONS.

                  Purchaser (i) is an "accredited investor," as that term is defined in Regulation D under the Securities Act; (ii) has such knowledge, skill and experience in business and financial matters, based on actual participation, that it is capable of evaluating the merits and risks of an investment in the Company and the suitability thereof as an investment for Purchaser; (iii) has received such documents and information as it has requested and has had an opportunity to ask questions of representatives of the Company concerning the terms and conditions of the investment proposed herein, and such questions were answered to the satisfaction of Purchaser; and (iv) is in a financial position to hold the Shares for an indefinite time and is able to bear the economic risk and withstand a complete loss of its investment in the Company.



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                                                               Page 8 of 9 Pages

                  Purchaser is acquiring the Shares for investment for its own account and not with a view to, or for resale in connection with, any distribution thereof.

                  Purchaser understands that the Shares have not been registered under applicable state or federal securities laws. Purchaser acknowledges that by virtue of the provisions of certain rules respecting "restricted securities" promulgated by the Securities and Exchange Commission, the Shares will be required to be held indefinitely, unless and until registered under the Securities Act and applicable state securities laws, or unless an exemption from the registration requirements of the Securities Act and applicable state securities laws is available, in which case Purchaser may still be limited as to the number of such Shares that may be sold. The certificates for the Shares will bear a conspicuous legend in substantially the form set forth below.

         "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR UNDER ANY STATE SECURITIES LAWS. NO TRANSFER, SALE, ASSIGNMENT, OR OTHER DISPOSITION OF THE SHARES REPRESENTED BY THIS CERTIFICATE OR ANY INTEREST THEREIN MAY BE MADE EXCEPT (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS OR (B) IF THE COMPANY HAS BEEN FURNISHED WITH AN OPINION OF COUNSEL FOR THE HOLDER, SATISFACTORY TO THE COMPANY, TO THE EFFECT THAT NO REGISTRATION IS REQUIRED BECAUSE OF THE AVAILABILITY OF AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS."

         BROKERS OR FINDERS. Purchaser has incurred no obligation or liability, contingent or otherwise, for brokerage or finders' fees or agents' commissions or other similar payment in connection with this Agreement.

                                  MISCELLANEOUS

         MODIFICATION OF AGREEMENT; SALE OF INTEREST. This Agreement may not be modified, altered or amended, except by an agreement in writing signed by Purchaser and Sellers. Without the prior written consent of the other party, which consent shall not be unreasonably withheld, no party hereto may sell, assign or transfer this Agreement, any rights, titles, interests, remedies, powers, obligations and/or duties hereunder, including by operation of law.

         EXPENSES. Each party shall bear its own expenses in connection with the transactions contemplated by this Agreement.

         PARTIES. This Agreement shall be binding upon and inure to the benefit of the successors and permitted assigns of Sellers and Purchaser.

         ENTIRE AGREEMENT. This Agreement constitutes the entire agreement of the parties.

         NOTICES. Unless otherwise specified herein, all such notices, requests, consents, approvals and demands given or made in connection with the terms and provisions of this Agreement shall be deemed to have been given or made when personally delivered, or, if mailed, upon the earlier of actual receipt by the addressee or three days after sent by registered or certified mail, postage prepaid, or, in the case of overnight courier service (which may be utilized hereunder), when delivered by the overnight courier company to the respective address specified above, or, in the case of facsimile transmission (which may be utilized hereunder), after receipt by the respective addressee in each case to the appropriate addresses and telecopier numbers set forth below or to such other addresses and telecopier numbers as a party may designate by notice to the other parties:

                Seller:

                  SINO MART MANAGEMENT LIMITED
                  Room 3714, Hong Kong Plaza, 188 Connaught Road West, Hong Kong

                PURCHASER:

                  LI Kin Shing
                  Room 3813, Hong Kong Plaza, 188 Connaught Road West, Hong Kong



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                                                               Page 9 of 9 Pages

         GOVERNING LAW. This agreement shall be governed by and construed under the laws of Hong Kong SAR without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than Hong Kong SAR.

         JURISDICTION; SERVICE OF PROCESS. Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement may be brought against any of the parties in the courts of Hong Kong SAR.

         COUNTERPARTS. This Agreement may be executed in a number of identical counterparts, each of which, for all purposes, is to be deemed an original, and all of which collectively constitute one agreement, but in making proof of this Agreement, it shall not be necessary to produce or account for more than one such counterpart. A facsimile or photocopy of an executed counterpart of this Agreement shall be sufficient to bind the party or parties whose signature(s) appear thereon.

         FURTHER ASSURANCES. Each party will execute and deliver such further agreements, documents and instruments and take such further action as may be reasonably requested by the other party to carry out the provisions and purposes of this Agreement.

         TERMINATION; SURVIVAL. The provisions of this Agreement, including without limitation the representations, warranties and covenants of the parties, shall survive the Closing.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered as of the day and year first written above.

                                         PURCHASER:

                                         By: /s/ Li Kin Shing
                                             -----------------------------------
                                             Name:  LI Kin Shing

                                         SELLER:

                                         SINO MART MANAGEMENT LIMITED

                                         By: /s/ ChoSam Tong
                                             -----------------------------------
                                             Name:  ChoSam Tong
                                             Title:  Managing Director

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